

June 5, 2020

Anne Chwat, Esq.
Executive Vice President, General Counsel and Corporate Secretary
International Flavors & Fragrances Inc.
521 West 57th Street
New York, New York 10019

> **Re: International Flavors & Fragrances Inc.**
> **Registration Statement on Form S-4**
> **Filed May 7, 2020**
> **File No. 333-238072**

Dear Ms. Chwat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed May 7, 2020

General

1. Please amend this registration statement to address any applicable comments issued on the Nutrition & Biosciences, Inc. registration statement on Form S-4 and Form S-1 filed on May 7, 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Anne Chwat, Esq.
International Flavors & Fragrances Inc.
June 5, 2020
Page 2

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Christine Westbrook at (202) 551-5019 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Kyle A. Harris, Esq.